       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        OACIS HEALTHCARE HOLDINGS CORP.
                           (NAME OF SUBJECT COMPANY)

                         OSCAR ACQUISITION CORPORATION
                                    (BIDDER)

                      A DIRECT WHOLLY-OWNED SUBSIDIARY OF
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                 00175167107510
                                 (CUSIP NUMBER)

                             WILLIAM A. ROPER, JR.
                            CHIEF FINANCIAL OFFICER
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                                1241 CAVE STREET
                               LA JOLLA, CA 92037
                                 (619) 535-7711
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 450-4000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION                          AMOUNT OF FILING FEE
---------------------------------------------  ---------------------------------------------
                $59,014,205*                                      $11,803

---------------

* Based upon $4.45 cash per share for 10,619,646 shares of common stock, par value $0.01 per share, of Oacis Healthcare Holdings Corp. ("Common Stock"), options to purchase an aggregate of 2,348,762 shares of Common Stock and warrants to purchase an aggregate of 293,211 shares of Common Stock.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   CUSIP No. 00175167107510

------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
           95-3630868
------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
------------------------------------------------------------------------------
  3        SEC USE ONLY
------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           WC
------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)
                                                                          [ ]
------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
                                                                          [ ]
------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           HC, CO
------------------------------------------------------------------------------

---------------

   CUSIP No. 00175167107510

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS
           OSCAR ACQUISITION CORPORATION
           AWAITING TAX IDENTIFICATION NUMBER
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
                                                                        [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
                                                                        [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

---------------

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Oacis Healthcare Holdings Corp., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     (b) This Statement relates to the offer by Oscar Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Science Applications International Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of the Company at $4.45 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (d), (g) This Tender Offer Statement is filed by Purchaser and Parent. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) - (f) Neither Parent, Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) - (b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) - (b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a) - (e) The information set forth in the Introduction and Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f) - (g) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) - (b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser and Parent", Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" and Section 11 "The Merger Agreement; Other Arrangements" of the Offer to Purchase are incorporated herein by reference.

     (b) - (c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Offer to Purchase, dated February 26, 1999
(a)(2)   Letter of Transmittal (including Guidelines for
         Certification of Taxpayer Identification Number on
         Substitute Form W-9)
(a)(3)   Notice of Guaranteed Delivery
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees
(a)(6)   Text of Press Release issued by Parent, dated February 22,
         1999
(a)(7)   Text of Press Release issued by the Company, dated February
         22, 1999
(a)(8)   Form of summary advertisement dated February 26, 1999
(b)      None
(c)(1)   Agreement and Plan of Merger dated as of February 21, 1999, among Oacis Healthcare Holdings Corp., Science Applications
         International Corporation and Oscar Acquisition Corporation

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(c)(2)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and Information Partners
         Capital Fund, L.P.
(c)(3)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and BCIP Associates
(c)(4)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and BCIP Trust Associates,
         L.P.
(c)(5)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and Sutter Hill Ventures
(c)(6)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and InterWestPartners V, L.P.
(c)(7)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and IMS Health Incorporated
(c)(8)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and Sequoia Capital Growth
         Fund
(c)(9)   Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and Sequoia Technology
         Partners III
(c)(10)  Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and WPG Enterprise Fund II,
         L.L.C.
(c)(11)  Stockholder Agreement dated as of February 21, 1999 between
         Oscar Acquisition Corporation and Weiss, Peck & Greer
         Venture Associates III, L.L.C.
(c)(12)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Louis
         Bunz
(c)(13)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and John
         Churin
(c)(14)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Louis
         Delzompo
(c)(15)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Stephen
         Ghiglieri
(c)(16)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Jim
         Kennick
(c)(17)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Richard
         Larsen
(c)(18)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Jim
         McCord
(c)(19)  Retention Letter Agreement dated February 19, 1999 between
         Science Applications International Corporation and Lee Ann
         Slinkard
(c)(20)  Non-Solicitation Agreement dated February 20, 1999 between
         Science Applications International Corporation and Louis
         Bunz
(c)(21)  Non-Solicitation Agreement dated February 19, 1999 between
         Science Applications International Corporation and John
         Churin
(c)(22)  Non-Solicitation Agreement dated February 19, 1999 between
         Science Applications International Corporation and Louis
         Delzompo
(c)(23)  Non-Solicitation Agreement dated February 20, 1999 between
         Science Applications International Corporation and Stephen
         Ghiglieri

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(c)(24)  Non-Solicitation Agreement dated February 20, 1999 between
         Science Applications International Corporation and Jim
         Kennick
(c)(25)  Non-Solicitation Agreement dated February 20, 1999 between
         Science Applications International Corporation and Richard
         Larsen
(c)(26)  Non-Solicitation Agreement dated February 20, 1999 between
         Science Applications International Corporation and Jim
         McCord
(c)(27)  Non-Solicitation Agreement dated February 19, 1999 between
         Science Applications International Corporation and Lee Ann
         Slinkard
(c)(28)  Amendment to Executive Severance Benefits Agreement dated
         February 20, 1999 between John Kingery, Oacis Healthcare
         Systems, Inc. and Oacis Healthcare Holdings Corp.
(c)(29)  Conversion Notice dated February 19, 1999 to Oacis
         Healthcare Holdings Corp. from BCIP Trust Associates, L.P.
(c)(30)  Conversion Notice dated February 19, 1999 to Oacis
         Healthcare Holdings Corp. from BCIP Associates
(c)(31)  Conversion Notice dated February 19, 1999 to Oacis
         Healthcare Holdings Corp. from Information Partners Capital
         Fund, L.P.
(c)(32)  Conversion Notice dated February 19, 1999 to Oacis
         Healthcare Holdings Corp. from The Bell Atlantic Systems
         Group, Inc.
(c)(33)  Resignation Letter dated February 20, 1999 of Fred Goad
(c)(34)  Resignation Letter dated February 20, 1999 of John Kingery
(c)(35)  Resignation Letter dated February 20, 1999 of Jim McCord
(c)(36)  Resignation Letter dated February 20, 1999 of Dennis Sisco
(c)(37)  Mutual Non-Disclosure Agreement dated November 4, 1998 between Oacis Healthcare Holdings Corp. and Science
         Applications International Corporation
(c)(38)  Agreement between Science Applications International
         Corporation and Oacis Healthcare Holdings Corp. dated as of
         January 15, 1999 regarding exclusivity and amendment letter dated February 13, 1999
(d)      None
(e)      None
(f)      None

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 1999                  OSCAR ACQUISITION CORPORATION

                                          By:     /s/ KEVIN A. WERNER
                                            ------------------------------------
                                            Name: Kevin A. Werner
                                            Title: Secretary

                                          SCIENCE APPLICATIONS INTERNATIONAL
                                          CORPORATION

                                          By:        /s/ W. A. ROPER
                                            ------------------------------------
                                            Name: William A. Roper, Jr.
                                            Title: Senior Vice President
                                               and Chief Financial Officer

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 99(a)(1)    Offer to Purchase, dated February 26, 1999
 99(a)(2)    Letter of Transmittal (including Guidelines for
             Certification of Taxpayer Identification Number on
             Substitute Form W-9)
 99(a)(3)    Notice of Guaranteed Delivery
 99(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees
 99(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees
 99(a)(6)    Text of Press Release issued by Parent dated February 22,
             1999
 99(a)(7)    Text of Press Release issued by the Company dated February
             22, 1999
 99(a)(8)    Form of summary advertisement dated February 26, 1999
 99(c)(1)    Agreement and Plan of Merger dated as of February 21, 1999, among Oacis Healthcare Holdings Corp., Science Applications
             International Corporation and Oscar Acquisition Corporation
 99(c)(2)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and Information Partners
             Capital Fund, L.P.
 99(c)(3)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and BCIP Associates
 99(c)(4)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and BCIP Trust Associates,
             L.P.
 99(c)(5)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and Sutter Hill Ventures
 99(c)(6)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and InterWestPartners V, L.P.
 99(c)(7)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and IMS Health Incorporated
 99(c)(8)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and Sequoia Capital Growth
             Fund
 99(c)(9)    Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and Sequoia Technology
             Partners III
 99(c)(10)   Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and WPG Enterprise Fund II,
             L.L.C.
 99(c)(11)   Stockholder Agreement dated as of February 21, 1999 between
             Oscar Acquisition Corporation and Weiss, Peck & Greer
             Venture Associates III, L.L.C.
 99(c)(12)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Louis
             Bunz
 99(c)(13)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and John
             Churin
 99(c)(14)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Louis
             Delzompo
 99(c)(15)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Stephen
             Ghiglieri
 99(c)(16)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Jim
             Kennick
 99(c)(17)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Richard
             Larsen

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 99(c)(18)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Jim
             McCord
 99(c)(19)   Retention Letter Agreement dated February 19, 1999 between
             Science Applications International Corporation and Lee Ann
             Slinkard
 99(c)(20)   Non-Solicitation Agreement dated February 20, 1999 between
             Science Applications International Corporation and Louis
             Bunz
 99(c)(21)   Non-Solicitation Agreement dated February 19, 1999 between
             Science Applications International Corporation and John
             Churin
 99(c)(22)   Non-Solicitation Agreement dated February 19, 1999 between
             Science Applications International Corporation and Louis
             Delzompo
 99(c)(23)   Non-Solicitation Agreement dated February 20, 1999 between
             Science Applications International Corporation and Stephen
             Ghiglieri
 99(c)(24)   Non-Solicitation Agreement dated February 20, 1999 between
             Science Applications International Corporation and Jim
             Kennick
 99(c)(25)   Non-Solicitation Agreement dated February 20, 1999 between
             Science Applications International Corporation and Richard
             Larsen
 99(c)(26)   Non-Solicitation Agreement dated February 20, 1999 between
             Science Applications International Corporation and Jim
             McCord
 99(c)(27)   Non-Solicitation Agreement dated February 19, 1999 between
             Science Applications International Corporation and Lee Ann
             Slinkard
 99(c)(28)   Amendment to Executive Severance Benefits Agreement dated
             February 20, 1999 between John Kingery, Oacis Healthcare
             Systems, Inc. and Oacis Healthcare Holdings Corp.
 99(c)(29)   Conversion Notice dated February 19, 1999 to Oacis
             Healthcare Holdings Corp. from BCIP Trust Associates, L.P.
 99(c)(30)   Conversion Notice dated February 19, 1999 to Oacis
             Healthcare Holdings Corp. from BCIP Associates
 99(c)(31)   Conversion Notice dated February 19, 1999 to Oacis
             Healthcare Holdings Corp. from Information Partners Capital
             Fund, L.P.
 99(c)(32)   Conversion Notice dated February 19, 1999 to Oacis
             Healthcare Holdings Corp. from The Bell Atlantic Systems
             Group, Inc.
 99(c)(33)   Resignation Letter dated February 20, 1999 of Fred Goad
 99(c)(34)   Resignation Letter dated February 20, 1999 of John Kingery
 99(c)(35)   Resignation Letter dated February 20, 1999 of Jim McCord
 99(c)(36)   Resignation Letter dated February 20, 1999 of Dennis Sisco
 99(c)(37)   Mutual Non-Disclosure Agreement dated November 4, 1998
             between Oacis Healthcare Holdings Corp. and Science
             Applications International Corporation
 99(c)(38)   Agreement between Science Applications International
             Corporation and Oacis Healthcare Holdings Corp. dated as of
             January 15, 1999 regarding exclusivity and amendment letter dated February 13, 1999